Exhibit (d)(2)

FORM OF RESTRICTED SHARES AGREEMENT

This restricted shares agreement is in the form that you will be required to sign if you participate in Cablevision’s offer and elect to exchange your eligible options and rights. Please read it carefully. As soon as practicable after the date the restricted shares are granted, we will send you, for your signature, this agreement in final form with all the blanks filled in.

Please contact Lisa B. Questell, Vice-President — Corporate Compensation and Benefits, at 516-803-2780 if you have any questions.

[Full Name of Employee]

[Address]

[Date]

Dear [First Name]:

                      Pursuant to and in accordance with the terms of the Offer to Exchange, dated January 23, 2003, (the “Exchange Offer”) Cablevision Systems Corporation (the “Company”) offered to exchange all of your outstanding stock options to purchase shares of Cablevision NY Group Class A Common Stock, par value $.01 per share (“Common Shares”), that had an exercise price of more than $20.00, and all stock appreciation rights that you were awarded in conjunction with those options, for restricted Common Shares (“Restricted Shares”). Options and rights that you were awarded with an exercise price of less than or equal to $20.00 were not eligible to participate in the Exchange Offer. The options and rights were, and the Restricted Shares are, issued pursuant and subject to the Company’s Amended and Restated Employee Stock Plan (the “Plan”).

                      In the Exchange Offer, you properly elected for exchange options to purchase _____________ Common Shares and rights with respect to ______________ Common Shares which have been cancelled. You acknowledge and agree that you now have no other options or rights outstanding with an exercise price of more than $20.00. In consideration of your having properly elected to exchange all of your eligible options and rights pursuant to the Exchange Offer, the Company grants you, effective on _________, 2003 (the “Grant Date”), _______________ Restricted Shares subject to your executing this agreement.

                      The Restricted Shares are subject to the terms and conditions set forth in the Plan and in this agreement. Capitalized terms used but not defined in this agreement have the meanings given to them in the Plan.

                      1.       Consideration. You are required to pay the Company the aggregate par value amount of the Restricted Shares no later than 45 business days from the Grant Date. The total par value amount of your Restricted Shares is $______. If we do not receive this payment in time, you consent to and authorize the deduction of the amount from your salary.

                      2.       Vesting. Regardless of whether the options and rights you elected for exchange were fully or partially vested, none of your Restricted Shares will vest and you will forfeit all of them if you do not remain continuously employed with the Company or one of its affiliates from the Grant Date through the fourth anniversary of the Grant Date, except that a portion of your Restricted Shares may vest sooner if you are terminated without “cause” (as discussed in Section 3 below) or die or become disabled (as discussed in Section 4 below).

                      For purposes of this agreement, “cause” means the Committee determines that (a) you have engaged in conduct consisting of willful misfeasance or gross negligence in a matter of material importance to the Company, or if you are an employee of an affiliate of the Company, in a matter of material importance to such affiliate of the Company, or (b) you are convicted of, or have entered a plea of guilty or nolo contendre to, a felony.

                      3.       Accelerated Vesting for Termination Without Cause. If the Company or one of its affiliates terminates your employment without cause after the second anniversary and before the third anniversary of the Grant Date, 25% of the Restricted Shares will vest as of the termination date (i.e., the last date of your employment with the Company or one of its affiliates) and the balance of the shares will be immediately forfeited. If the Company or one of its affiliates terminates your employment without cause on or after the third anniversary and before the fourth anniversary of the Grant Date, 50% of the Restricted Shares will vest as of the termination date and the balance of the Restricted Shares will be immediately forfeited. As a condition to the accelerated vesting provided in this Section 3, you will be required to sign and deliver a waiver and release in substantially the form attached as Exhibit B to this agreement.

                      4.       Accelerated Vesting in the Event of Death or Disability. If your employment is terminated as a result of your death or disability (as defined below), a portion of the Restricted Shares equal to the product of (i) the number of your Restricted Shares multiplied by (ii) a fraction, the numerator of which is the number of months you were employed from the Grant Date until your termination date and the denominator of which is 48, will vest as of the termination date and the balance of the Restricted Shares will be immediately forfeited. In the event of your death, your estate will be entitled to the vested shares.

                      For purposes of this agreement, “disability” means your inability to perform for six continuous months substantially all the essential duties of your occupation, as determined by the Committee.

                      5.       Accelerated Vesting Upon a Change of Control. Your entitlement to Restricted Shares (or an equivalent cash amount) may be accelerated in the event of a change of control of the Company, as set forth in Annex 1, attached hereto.

                      6.       Relationship with Competitive Entities. You shall not become employed by, consult to, or have any interest, directly or indirectly, in any Competitive Entity (as defined below) for at least 1 year after your Restricted Shares vest. If you voluntarily terminate your employment and become employed by, consult to, or have any interest, directly or indirectly, in a Competitive Entity during such period, you shall within 10 business days thereof pay the Company an amount equal to the gain you have realized from the vesting of the Restricted Shares. Such gain shall be determined as of the date the Restricted Shares vest as the positive difference, if any, between the Fair Market Value (as defined in the Plan) of such shares on the vesting date and the par value amount paid for the Restricted Shares. You hereby agree that the Company has the right to offset such gain against any amounts otherwise owed to you by the Company (including, without limitation, against any wages, vacation pay, or pursuant to any benefit plan or other compensatory arrangement) to the maximum extent permitted by law.

                      For purposes of this agreement, a “Competitive Entity” means (1) any company that competes (including, without limitation, by means of direct broadcast satellite) with any of the Company’s cable television, telephone or on-line data businesses in the New York City Metropolitan Area (as defined in Annex 1) or that competes with any of the Company’s entertainment and programming businesses, nationally or regionally; or (2) any trade or professional association representing any of the companies covered by this paragraph, other than the National Cable Television Association and any state cable television association. Ownership of not more than 1% of the outstanding stock of any publicly traded company shall not be a violation of this Section 6.

                      7.       Transfer Restrictions. Until your Restricted Shares vest, you cannot sell, assign, transfer, pledge or otherwise dispose of or encumber the Restricted Shares and any such sale, assignment, transfer, pledge, disposition or encumbrance will be void. The Company may instruct the transfer agent to place a stop transfer order against any unvested Restricted Shares.

                      8.       Right to Vote and Receive Dividends. You have full voting rights with respect to the Restricted Shares. All dividends and distributions paid on your Restricted Shares will be retained by the Company for your account until your Restricted Shares vest and such dividends and distributions will be paid to you (without interest) when your Restricted Shares vest.

                      9.        Section 83(b) Election. If you wish to make an election pursuant to Section 83(b) of the Internal Revenue Code to recognize income with respect to the Restricted Shares before they become vested, you must file a Section 83(b) election with the Internal Revenue Service within 30 days of the Grant Date and provide a copy of that filing to the Company. You are strongly encouraged to seek the advice of a tax consultant regarding the advisability of making a Section 83(b) election. You should note that any taxes you pay as a result of your Section 83(b) election cannot be recovered if your Restricted Shares are forfeited. It is your sole responsibility to timely file an election under Section 83(b). You must notify the Company within 10 days of filing any such election. A Sample Form of Election under Section 83(b) is attached for your reference as Exhibit A.

                      10.       Tax Representations and Tax Withholding. You have reviewed with your own tax advisors the federal, state and local tax consequences of receiving the Restricted Shares. You hereby represent to us that you are relying solely on such advisors and not on any statements or representations of the Company or any of its agents.

                      You (and not the Company) are responsible for your tax liability. You are required to, promptly upon our request, make available to us sufficient funds to meet any tax withholding obligation with respect to your Restricted Shares. We are entitled to take such measures as we deem advisable in order to obtain such funds, including deducting the applicable amounts from any funds or property that are due to you.

                      11.       Delivery. Unless otherwise determined by the Committee, delivery of the Restricted Shares will be by book-entry credit to an account in your name that the Company has established at a custody agent (the “custodian”). The Company’s transfer agent, Mellon Investor Services LLC, shall act as the custodian of the Restricted Shares; however, the Company may in its sole discretion appoint another custodian to replace Mellon Investor Services LLC. On the date your Restricted Shares vest, if you have complied with your obligations under this agreement and provided that your tax obligations with respect to the vested shares are appropriately satisfied, at your request, we will either instruct the custodian to electronically transfer your Common Shares to a brokerage or other account you specify or deliver to you a physical stock certificate representing your Common Shares.

                      12.       Right of Offset. The Company has the right to offset against the obligation to deliver Common Shares under this agreement, any outstanding amounts you then owe to the Company or its affiliates.

                      13.       Committee Discretion. The Committee has full discretion with respect to any actions to be taken or determinations to be made in connection with this agreement, and its determinations shall be final, binding and conclusive.

                      14.       Amendment. The Committee reserves the right at any time to amend the terms and conditions set forth in this agreement, except that no such amendment shall materially adversely affect your rights and obligations under this agreement without your consent. Any amendment of this agreement shall be in writing and signed by an authorized member of the Committee or a person or persons designated by the Committee.

                      15.       Entire Agreement. This agreement, the Plan and the Exchange Offer constitutes the entire understanding and agreement of the parties with respect to the Restricted Shares and supersedes all prior understandings and agreements. For the avoidance of doubt, simultaneously with the grant of the Restricted Shares on the Grant Date, the award agreements relating to your options and rights that were exchanged, automatically and without further action, became null and void. In the event of a conflict among the documents with respect to the terms of the Restricted Shares, the documents will be accorded the following order of authority: the terms of the Plan will have highest authority, followed by the terms of this agreement and finally the Exchange Offer.

                      16.       No Right to Continued Employment. Nothing in the Plan or this agreement confers on you any right to continue to be employed by, or have a relationship with, the Company or any of its affiliates, or in any way limits the right of the Company or any of its affiliates to terminate your employment or relationship with the Company or any of its affiliates at any time, with or without cause.

                      17.       Successors and Assigns. The terms and conditions of this agreement shall be binding upon, and shall inure to the benefit of, the Company and its successors and assigns.

                      18.       Governing Law. This agreement shall be deemed to be made under, and in all respects be interpreted, construed and governed by and in accordance with, the laws of the State of New York.

                      19.       Jurisdiction and Venue. You irrevocably submit to the jurisdiction of the courts of the State of New York and the Federal courts of the United States located solely in the State of New York in respect of the interpretation and enforcement of the provisions of this agreement and all legal disputes relating to the Restricted Shares. You waive and agree not to assert as a defense that you are not subject to the jurisdiction of these courts or that the venue is inappropriate. You agree that the mailing of process or other papers in connection with any action or proceeding in any manner permitted by law is valid and sufficient service.

                      20.       Headings. The headings in this agreement are for purposes of convenience only and are not intended to define or limit the construction of the provisions of this agreement.

                      21.       Effective Date. This agreement is effective from and as of the Grant Date.

                      22.       Signatures. Execution of this agreement by the Company may be in the form of an electronic or similar signature, which will be treated as an original signature for all purposes.

CABLEVISION SYSTEMS CORPORATION
By:

Name: Title:

By your signature, you acknowledge receipt of the Plan and of an executed original of this letter and agree to all of the terms set forth herein.

Name: Social Security Number:	Date:

Annex 1
to
Restricted Shares Agreement

In the event of a “Change of Control” of the Company or a “going private transaction”, as defined below, your entitlement to Restricted Shares shall be as follows:

                      1.        If the Company or the “surviving entity”, as defined below, has shares of common stock (or partnership units) traded on a national stock exchange or on the over-the-counter market as reported on NASDAQ, the Committee shall, prior to the effective date of the transaction which results in a Change of Control either (A) convert your unvested Restricted Shares into an amount of cash equal to (i) the number of your unvested Restricted Shares multiplied by (ii) the “offer price per share”, the “acquisition price per share” or the “merger price per share”, as defined below, whichever of such amounts is applicable or (B) arrange to have the surviving entity grant to you an award of shares of common stock (or partnership units) of the surviving entity on the same terms and with a value equivalent to your unvested Restricted Shares which will, in the good faith determination of the Committee, provide you with an equivalent profit potential.

                      2.        If the Company or the surviving entity does not have shares of common stock (or partnership units) traded on a national stock exchange or on the over-the-counter market as reported on NASDAQ, the Committee shall convert your unvested Restricted Shares into an amount of cash equal to (i) the number of your unvested Restricted Shares multiplied by (ii) the offer price per share, the acquisition price per share or the merger price per share, whichever is applicable.

                      3.        The award provided in paragraph 1 or 2 shall become payable to you at the earlier of (a) the date on which your Restricted Shares are scheduled to vest, or (b) the date on which your employment with the Company or the surviving entity is terminated (i) by the Company or the surviving entity other than for “cause”, if such termination occurs within three years of the Change of Control or going private transaction or (ii) by you for “good reason”, as defined below, if such termination occurs within three years of the Change of Control or going private transaction. The amount payable in cash shall be payable together with interest from the effective date of the transaction until the date of payment at (a) the weighted average borrowing rate of the Company, determined monthly, or (b) if the Company sets aside the funds in a trust or other funding arrangement, the actual earnings of such trust or other funding arrangement.

                      4.        As used herein,

“Change of Control” means the acquisition by any person or group, other than Charles F. Dolan or members of the immediate family of Charles F. Dolan or trusts for the benefit of Charles F. Dolan or his immediate family (or an entity or entities controlled by any of them) or any employee benefit plan sponsored or maintained by the Company, of (1) the power to direct the management of substantially all the cable television systems then owned by the Company in the New York City Metropolitan Area (as hereinafter defined) or (2) after any fiscal year of the Company in which all the systems referred to in clause (1) above shall have contributed in the aggregate less than a majority of the net revenues of the Company and its consolidated subsidiaries, the power to direct the management of the Company or substantially all its assets. Net revenues shall be determined by the independent accountants of the Company in accordance with generally accepted accounting principles consistently applied and certified by such accountants. “New York City Metropolitan Area” means all locations within the following counties: (i) Manhattan (New York County), Richmond, Kings, Queens, Bronx, Nassau, Suffolk, Westchester, Rockland, Orange, Putnam, Sullivan, Dutchess, and Ulster in New York State; (ii) Hudson, Bergen, Passaic, Sussex, Warren, Hunterdon, Somerset, Union, Morris, Middlesex, Mercer, Monmouth, Essex and Ocean in New Jersey; (iii) Pike in Pennsylvania; and (iv) Fairfield and New Haven in Connecticut.

“Surviving entity” means the entity that owns, directly or indirectly, after consummation of any transaction, substantially all the cable television systems owned directly or indirectly by the Company in the New York City Metropolitan Area prior to consummation of such transaction. If any such entity is at least majority-owned, directly or indirectly, by any entity (a “parent entity”) which has shares of common stock (or partnership units) traded on a national stock exchange or the over-the-counter market, as reported on NASDAQ, then such parent entity shall be deemed to be the surviving entity provided that if there shall be more than one such parent entity, the parent entity closest to ownership of the Company’s cable television systems shall be deemed to be the surviving entity. If in connection with any transaction, a Change of Control or going private transaction occurs and no entity shall own, after consummation of such transaction, substantially all the cable television systems owned by the Company in the New York City Metropolitan Area prior to consummation of such transaction, then, notwithstanding any other provision of this paragraph 4 to the contrary, there shall not be deemed to be a surviving entity so that the provisions of paragraph 1(B) shall not be applicable. Ownership of “substantially all” the Company’s New York City Metropolitan Area cable television systems shall mean ownership, after consummation of such transaction (or series of related transactions), of an aggregate of at least 80% of the basic subscribers of all the cable television systems owned by the Company and its consolidated subsidiaries in the New York City Metropolitan Area prior to such transaction (or series of related transactions).

“Going private transaction” means a transaction described in Rule 13e-3 to the Securities and Exchange Act of 1934.

“Good reason” means

         (i)         without your express written consent (a) any impairment or adverse change in your working conditions at any time after or within 90 days prior to the Change of Control (as the same may from time to time have been improved, or otherwise altered with your written consent), including without limitation reduction of level of responsibility, authority, autonomy, title, compensation, executive perquisites or other employee benefits (measured, where applicable, by level or participation or percentage of award under any plans of the Company), adverse change of reporting lines, or adverse change in scope of duties, or (b) any

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material change in the executive personnel, corporate organization or structure of business of the Company;

         (ii)        any failure by the Company to comply with any of the provisions of this agreement, other than an insubstantial or inadvertent failure remedied by the Company promptly after receipt of notice thereof given by you;

         (iii)        the Company’s requiring you to be based at any office or location more than 25 miles from your location immediately prior to such event except for travel reasonably required in the performance of your responsibilities; or

(iv) any failure by the Company to obtain the assumption and agreement to perform this agreement by a successor as contemplated by Section 1.

“Offer price per share” shall mean, in the case of a tender offer or exchange offer which results in a Change of Control or going private transaction (an “Offer”), the greater of (i) the highest price per common share paid pursuant to the Offer, or (ii) the highest fair market value per common share during the ninety-day period ending on the date of a Change of Control or going private transaction. Any securities or property which are part or all of the consideration paid for Common Shares in the Offer shall be valued in determining the Offer Price per Share at the higher of (A) the valuation placed on such securities or property by the Company, person or other entity making such Offer or (B) the valuation placed on such securities or property by the Committee.

“Merger price per share” shall mean, in the case of a merger, consolidation, sale, exchange or other disposition of assets that results in a Change of Control or going private transaction (a “Merger”), the greater of (i) the fixed or formula price for the acquisition of Common Shares occurring pursuant to the Merger, and (ii) the highest fair market value per Common Share during the ninety-day period ending on the date of such Change of Control or going private transaction. Any securities or property which are part or all of the consideration paid for Common Shares pursuant to the Merger shall be valued in determining the merger price per share at the higher of (A) the valuation placed on such securities or property by the Company, person or other entity which is a party with the Company to the Merger, or (B) the valuation placed on such securities or property by the Committee.

“Acquisition price per share” shall mean the greater of (i) the highest price per share stated on the Schedule 13D or any amendment thereto filed by the holder of 20% or more of the Company’s voting power which gives rise to the Change of Control or going private transaction, and (ii) the highest fair market value per common share during the ninety-day period ending on the date of such Change of Control or going private transaction.

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Exhibit A

SAMPLE FORM FOR ELECTION UNDER SECTION 83(b)
OF THE INTERNAL REVENUE CODE OF 1986

Pursuant to Sections 83(b) of the Internal Revenue Code of 1986, as amended, and Treasury Regulation 1.83-2, the undersigned taxpayer hereby elects to include in taxpayer’s gross income or alternative minimum taxable income, as the case may be, the excess, if any, of the fair market value of the Property (as hereinafter defined) at the time of transfer over the amount the taxpayer paid for such Property. The following information is furnished in accordance with Treasury Regulations Section 1.83-2(e).

1.	The name, address and taxpayer identification number of the undersigned are as follows:

Name of TAXPAYER: Address: Social Security No.: TAXPAYER:	SPOUSE: SPOUSE:

2.

The property with respect to which the election is made (the “Property”) is described as follows: restricted shares of Cablevision NY Group
Class A Common Stock of Cablevision Systems Corporation (the “Company”).

3.	The election is made for the 2003 calendar year with respect to the Property. The date on which the property was transferred is (Grant Date

4.

The property is subject to the following restrictions: The Property may not be transferred and is subject to continued employment by the taxpayer with the Company through       (Fourth Anniversary of Grant Date)      . These restrictions lapse upon the satisfaction of certain conditions contained in the Restricted Shares Agreement.

5.	The fair market value at the time of transfer, determined without regard to any restriction other than a restriction which by its terms will never lapse, of such property is: $______________________.

6.	The amount (if any) paid for such property is: $ (Par Value Amount) .

The undersigned has submitted a copy of this statement to the person for whom the services were performed in connection with the undersigned’s receipt of the above-described property. The undersigned understands that the foregoing election may not be revoked except with the consent of the Commissioner.

Dated:

Taxpayer

The undersigned spouse of taxpayer joins in this election.

Dated:

Spouse

Exhibit B

WAIVER AND RELEASE

                     In consideration of Cablevision Systems Corporation’s (the “Company”) offer to accelerate the vesting of my Restricted Shares under Section 3 of the Restricted Shares Agreement, dated ___________________, between the Company and me, I hereby for myself, and my heirs, agents, executors, successors, assigns and administrators (collectively, the “Related Parties”), knowingly and voluntarily forever waive and release the Company and all of its past and/or present affiliates, directors, employees, fiduciaries, representatives, successors and assigns, whether in their individual or representative capacities (collectively, the “Releasees”), from any and all claims, rights and causes of action whatsoever, in law or in equity, whether known or unknown, asserted or unasserted, suspected or unsuspected, that I or any Related Party ever had, may have in the future or have now in connection with or arising from or in any way related to my employment relationship with the Company or termination of my employment relationship with the Company including, without limitation:

•

any claims, rights and causes of action under Federal or state law, regulation or decision (including those under the Age Discrimination in Employment Act, 29 U.S.C. §§621 et seq., the Older Workers Benefit Protection Act, 29 U.S.C. §626 (f)(1), Title VII of the Civil Rights Act of 1991, the Americans with Disabilities Act, 42 U.S.C. §§12101-12213, the Employee Retirement Income Security Act of 1974, the Family and Medical Leave Act of 1993, the Fair Labor Standards Act, and any other similar or related law, regulation or decision relating to or dealing with discrimination), or

•	any claims, rights or causes of action for punitive damages, attorney’s fees, expenses and costs of litigation.

                     I represent that I have not filed, and will not hereafter file, any claim against the Company relating to my employment and/or cessation of my employment with the Company, or otherwise involving facts that occurred on or prior to the date I sign this Waiver and Release.

                     I understand and agree that if I commence, continue, join in, or in any other manner attempt to assert any claim released herein against the Company, or otherwise violate the terms of this Waiver and Release, (i) I will cease to have any right to accelerated vesting of my Restricted Shares pursuant to Section 3 of the Restricted Shares Agreement, (ii) to the extent the Common Shares have already been delivered to me pursuant to the Restricted Shares Agreement, I will pay the Company, promptly upon notice, an amount equal to the Fair Market Value (as defined in the Amended and Restated Employee Stock Plan) of such shares as of the vesting date (less any par value previously paid for such shares), and (iii) I agree to reimburse the Company for all attorneys’ fees and expenses incurred by it in defending against such a claim, provided that the right to receive the foregoing payments is without prejudice to the other rights of the Company hereunder, including any waiver and release of any and all claims against the Company .

                     I understand and agree that the signing of this Waiver and Release by me does not in any way indicate that I have any viable claim against the Company or that the Company admits any liability to me whatsoever.

                     I affirm that, prior to the execution of this Waiver and Release, I was advised by the Company to consult with an attorney concerning the terms and conditions set forth herein, and that I was given up to twenty-one (21) days to consider signing this Waiver and Release. I acknowledge that I have seven (7) days following the signing of this Waiver and Release to revoke and cancel the terms and conditions contained herein, and the terms and conditions of this Waiver and Release shall not become effective or enforceable until the revocation period has expired. I understand that if I revoke and cancel this Waiver and Release, I will not be entitled to the accelerated vesting provided by Section 3 of the Restricted Shares Agreement.

                     This Waiver and Release shall be deemed to be made under, and in all respects be interpreted, construed and governed by and in accordance with, the laws of the State of New York to the extent not preempted by applicable Federal law.

                     IN WITNESS WHEREOF, I executed this Waiver and Release, this ____ day of __________________ .

Employee